Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-167916

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 5, 2010

Preliminary Pricing Supplement To Prospectus dated September 2, 2010 and Prospectus Supplement dated September 2, 2010

United Mexican States

U.S.  $80,000,000,000 Global Medium-Term Notes, Series A

Due Nine Months or More From Date of Issue

U.S.  $— —% Global Notes due 2110

The notes will mature on October —, 2110. Mexico will pay interest on the notes on April — and October — of each year, commencing April —, 2011. The notes will not be redeemable prior to maturity or be entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated September 2, 2010, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses
Per note		—%		—%		—%
Total	U.S. $	—	U.S. $	—	U.S. $	—

(1)	Plus accrued interest, if any, from October —, 2010.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about October —, 2010.

Joint Lead Managers

Deutsche Bank Securities	Goldman, Sachs & Co.

October —, 2010

Pricing Supplement

About this Pricing Supplement	PS-3
Use of Proceeds	PS-3
Description of the Notes	PS-4
Recent Developments	PS-7
Taxation	PS-18
Plan of Distribution	PS-19
Notice to Canadian Residents	PS-24

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-31
Glossary	S-37
Annex A—Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated September 2, 2010, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated September 2, 2010 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $—, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $—. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount:	U.S. $—

Issue Price:	—%, plus accrued interest, if any, from October —, 2010

Issue Date:	October —, 2010

Maturity Date:	October —, 2110

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate:	—% per year, accruing from October —, 2010

Interest Payment Dates:	Semi-annually on April — and October — of each year, commencing on April —, 2011

Regular Record Dates:	The April — or October — of each year preceding the relevant interest payment date

Optional Redemption:

  X    Yes            No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus — basis points over (ii) the principal amount of the notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity most comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means, any of Deutsche Bank Securities Inc., Goldman Sachs & Co., — or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Optional Repayment:	Yes X No

Indexed Note:	Yes X No

Foreign Currency Note:	Yes X No

Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	—

ISIN:	—

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, as applicable, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated September 2, 2010.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2008. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Summary

The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

	2005(1)		2006(1)		2007(1)		2008(1)		2009(1)		First six months of 2010(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	9,531,137	Ps.	10,644,754	Ps.	11,554,314	Ps.	12,279,535	Ps.	12,282,672	Ps.	12,568,243
Real(3)	Ps.	8,113,679	Ps.	8,513,900	Ps.	8,798,342	Ps.	8,929,455	Ps.	8,345,648	Ps.	8,556,015
Real GDP growth		3.2%		4.9%		3.3%		1.5%		(6.5)%		5.9%
Increase in national consumer price index		3.3%		4.1%		3.8%		6.5%		3.6%		1.4%
Merchandise export growth(4)		14.0%		16.7%		8.8%		7.2%		(21.1)%		36.3%
Non-oil merchandise export growth(4)		11.0%		15.7%		8.5%		5.2%		(17.4)%		34.1%
Oil export growth		34.8%		22.4%		10.2%		17.7%		(39.0)%		51.7%
Oil exports as % of merchandise exports(4)		14.9%		15.6%		15.8%		17.4%		13.5%		13.7%
Balance of payments:
Current account		$(4,872)		$(4,776)		$(8,673)		$(16,223)		$(5,721)		$(1,222)
Trade balance		$(7,587)		$(6,133)		$(10,074)		$(17,261)		$(4,602)		$(312)
Capital account		$14,812		$(2,369)		$21,084		$25,675		$17,086		$16,450
Change in total reserves(5)		$7,173		$(989)		$10,311		$7,450		$5,397		$10,527
International reserves (end of period)(6)		$68,669		$67,680		$77,991		$85,441		$90,838		$101,365
Net international assets(7)		$74,115		$76,304		$87,235		$95,232		$99,870		$105,596
Ps./$ representative market exchange rate (end of period)(8)		10.6344		10.8116		10.9157		13.8325		13.0659		12.8441
28-day Cetes (Treasury bill) rate (% per annum)(9)		9.2%		7.2%		7.2%		7.7%		5.4%		4.5%
Unemployment rate (end of period)		2.8%		3.5%		3.4%		4.3%		4.8%		5.0%

	2005(3)		2006(3)		2007(3)		2008(3)		2009(1) (3)		First six months of 2010(1)		Budget 2010(10)
	(in millions of pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues	Ps.	1,708,661	Ps.	1,856,654	Ps.	1,952,027	Ps.	2,106,417	Ps.	1,989,392	Ps.	961,619	Ps.	1,862,215
As % of GDP		21.1%		21.8%		22.2%		23.6%		23.8%		22.0%		21.9%
Budgetary public sector expenditures	Ps.	1,717,605	Ps.	1,849,779	Ps.	1,949,450	Ps.	2,115,018	Ps.	2,181,251	Ps.	1,038,228	Ps.	2,097,489
As % of GDP		21.2%		21.7%		22.2%		23.7%		26.1%		23.7%		24.6%
Public sector balance as % of GDP(12)		(0.1)%		0.1%		0.0%		(0.1)%		(2.3)%		(1.6)%		(2.8)%
Primary balance as % of GDP(12)		2.2%		2.5%		2.2%		1.8%		(0.1)%		0.5%		(0.5)%
Operational balance as % of GDP(12)		0.3%		0.6%		0.6%		1.0%		(1.6)%		(0.5)%		(2.1)%

	December 31,										June 30, 2010(1)
	2005		2006		2007		2008		2009(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	2,332.7	Ps.	2,471.3	Ps.	2,602.2
Gross external public debt(15)		$71.7		$54.8		$55.4		$56.9		$96.4		$96.2
Long-term		$70.9		$53.9		$54.4		$55.7		$94.6		$94.3
Short-term		$0.8		$0.8		$0.9		$1.3		$1.8		$1.9
Public debt as % of nominal GDP:
Net internal public debt(14)		12.2%		14.4%		15.1%		19.2%		19.6%		20.1
Gross external public debt(15)		7.9%		5.5%		5.1%		6.3%		10.0%		9.4
Total public debt as % of nominal GDP		20.1%		19.9%		20.2%		25.5%		29.6%		29.5
Interest on external public debt as % of merchandise exports(4)		3.3%		2.9%		2.5%		2.1%		2.3%		1.8%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.
(2)	Annualized.
(3)	Constant pesos with purchasing power as of December 31, 2003.
(4)	Merchandise export figures include in-bond industry and exclude tourism.
(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.
(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	2010 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2010 and in the Programa Económico 2010 (Economic Program 2010), and do not reflect actual results for 2009 or updated estimates of Mexico’s 2010 economic results. Percentages of GDP were calculated with a GDP projection made in 2009 using the method of calculation in effect since April 2008.
(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.
(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance,” in Mexico’s annual report for 2008. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2010, (b) external borrowings by the public sector after June 30, 2010, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.
Source:	Ministry of Finance and Public Credit.

Form of Government

On July 4, 2010, local elections for 12 of the 31 Mexican state governorships were held. The Partido Acción Nacional (National Action Party, or “PAN”) holds seven state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships, as well as the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone)—an alliance formed by the PRD, the Labor Party and the Convergencia (Convergence Party)—holds one state governorship. The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) holds the remaining 19 state governorships.

The Economy

Gross Domestic Product

According to preliminary figures, GDP grew by 5.9% in real terms during the first six months of 2010, as compared with the same period of 2009. The agriculture, forestry, fishing and hunting sector grew by 1.8%; the mining sector grew by 4.1%; the utilities sector grew by 2.2%; the manufacturing sector grew by 11.6%; the wholesale and retail trade sector grew by 16.1%; the transportation and warehousing sector grew by 8.3%; the information sector grew by 5.0%; the finance and insurance sector grew by 3.2%; the real estate, rental and leasing sector grew by 1.5%; administrative and support and waste management and remediation services grew by 0.3%; education services grew by 6.2%; arts, entertainment and recreation grew by 0.1%; accommodation and food services grew by 4.3%; and public administration grew by 4.7%, each in real terms as compared to the first six months of 2009. However, the construction sector decreased by 2.7%; professional, scientific and technical services decreased by 4.1%; management of companies and enterprises decreased by 2.6%; health care and social assistance decreased by 5.1%; and other services (except public administration) decreased by 1.4%, each in real terms as compared to the first six months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First six months of 2010(1) (2)
GDP (constant 2003 prices)	3.2%	4.9%	3.3%	1.5%	(6.5)%	5.9%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.4	1.2	1.8	1.8
Secondary Activities:
Mining	(0.3)	1.4	(0.6)	(1.4)	1.0	4.1
Utilities	2.0	12.2	3.7	(2.3)	1.2	2.2
Construction	3.9	7.8	4.4	0.6	(7.5)	(2.7)
Manufacturing	3.6	5.9	1.7	(0.6)	(10.2)	11.6
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.2	(14.5)	16.1
Transportation and warehousing	3.6	5.8	3.7	0.1	(8.1)	8.3
Information	8.6	10.7	11.6	8.0	1.6	5.0
Finance and insurance	22.9	9.7	17.3	18.6	(3.8)	3.2
Real estate, rental and leasing	2.3	4.1	3.1	3.2	(5.3)	1.5
Professional, scientific and technical services	3.6	3.0	3.1	3.1	(5.7)	(4.1)
Management of companies and enterprises	4.8	20.1	(3.1)	(3.1)	(3.7)	(2.6)
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(5.4)	0.3
Education services	2.1	0.1	1.8	1.6	(4.5)	6.2
Health care and social assistance	1.8	7.8	2.5	(1.1)	(0.1)	(5.1)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(2.3)	0.1
Accommodation and food services	0.8	1.6	2.6	0.9	(9.6)	4.3
Other services (except public administration)	2.2	3.3	3.9	0.6	(2.7)	(1.4)
Public administration	2.1	0.1	2.1	1.2	3.7	4.7

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first six months of 2010 are annualized and compared to the same period of 2009.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

For the first eight months of 2010, inflation was 1.9%, 0.1 percentage points higher than for the same period of 2009.

Unemployment Rate

At August 31, 2010, the unemployment rate was 5.4%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During the first nine months of 2010, interest rates on 28-day Cetes averaged 4.5% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.7% and on 91-day Cetes of 5.8% during the same period of 2009. On September 30, 2010, the 28-day Cetes rate was 4.4% and the 91-day Cetes rate was 4.6%.

Principal Sectors of the Economy

Tourism Sector

During the first seven months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $7.5 billion, representing an 8.2% increase as compared to the same period of 2009. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $6.0 billion in the first seven months of 2010, an 11.2% increase as compared to the same period of 2009. The number of tourists to the interior of Mexico in the first six months of 2010 totaled 8.1 million, a 13.2% increase as compared to the same period of 2009. The average expenditure per tourist to the interior of Mexico decreased by 1.8%, to U.S. $744.2, as compared to the same period of 2009. During the first seven months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $2.3 billion, a 6.2% increase as compared to the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $4.1 billion. The tourism balance recorded a surplus of U.S. $3.4 billion in the first seven months of 2010, an increase of 14.0% from the U.S. $3.0 billion surplus recorded in the same period of 2009.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

At August 31, 2010, the M1 money supply increased by 7.2% in real terms, as compared to the M1 money supply at August 31, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at August 31, 2010 increased by 7.7% in real terms, as compared to August 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at August 31, 2010 was 9.1% greater in real terms than the amount of checking account deposits denominated in pesos at August 31, 2009.

At August 31, 2010, financial savings were 9.1% greater in real terms than financial savings at August 31, 2009. Savings generated by Mexican residents were 5.7% greater in real terms and savings generated by non-residents were 68.9% greater in real terms at August 31, 2010 than their respective levels at August 31, 2009.

At December 31, 2009, the monetary base totaled Ps. 632.0 billion, a 9.2% increase in nominal terms, from the level of Ps. 577.5 billion at December 31, 2008. At October 1, 2010, the monetary base totaled Ps. 589.9 billion, a 6.7% nominal decrease from the level of Ps. 632.0 billion at December 31, 2009, due to lower demand for bills and coins held by the public. This decrease is consistent with the normal cycle of the monetary base, which tends to contract in the early part of each year and expand during the latter part of each year.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of October 1, 2010, the overnight funding rate remained at 4.50%.

The Securities Market

At December 31, 2009, the Mexican Stock Market Index stood at 32,120.5 points, representing a 43.5% nominal increase from the level at December 31, 2008. At October 1, 2010, the Mexican Stock Market Index stood at 33,807.5 points, representing a 5.3% increase from the level at December 31, 2009.

Banking Supervision and Support

At July 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 54,805 million, as compared with Ps. 60,566 million at December 31, 2009. The total loan portfolio of the banking system increased by 1.1% in real terms during the first seven months of 2010, as compared with December 31, 2009. The past-due loan ratio of commercial banks was 2.7% at July 31, 2010, as compared with the 3.1% past-due loan ratio at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 99,999 million at July 30, 2010, as compared with Ps. 105,301 million at December 31, 2009. At this level, commercial banks had reserves covering 182.5% of their past-due loans at July 31, 2010, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eight months of 2010, Mexico registered a trade deficit of U.S. $1.4 billion, as compared with a trade deficit of U.S. $3.7 billion for the same period of 2009. Merchandise exports increased by 35.6% during the first eight months of 2010 to U.S. $191.5 billion, as compared to U.S. $141.3 billion for the same period of 2009. During the first eight months of 2010, petroleum exports increased by 42.8%, while non-petroleum exports increased by 34.5%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 35.2% during the first eight months of 2010, as compared with exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first eight months of 2010, total imports increased by 33.1% to U.S. $192.9 billion, as compared to U.S. $145.0 billion for the same period of 2009. During the first eight months of 2010, imports of intermediate goods increased by 40.3%, imports of capital goods decreased by 3.0% and imports of consumer goods increased by 30.0%, each as compared to imports in the same period of 2009.

Balance of International Payments

According to preliminary figures, during the first six months of 2010, Mexico’s current account registered a deficit of 0.1% of GDP, or U.S. $1.2 billion, as compared to a deficit of U.S. $1.7 billion for the same period of 2009. The capital account registered a U.S. $16.5 billion surplus in the first six months of 2010, as compared with a U.S. $5.2 billion deficit in the same period of 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $28.2 billion during the first six months of 2010, and was composed of foreign direct investment totaling U.S. $12.2 billion and net foreign portfolio investment inflows totaling U.S. $16.0 billion.

At September 24, 2010, Mexico’s international reserves totaled U.S. $108.0 billion, an increase of U.S. $17.2 billion as compared to international reserves at December 31, 2009. At September 24, 2010, the net international assets of Banco de México totaled U.S. $112.1 billion, an increase of U.S. $12.3 billion as compared to net international assets at December 31, 2009.

On February 22, 2010, the Exchange Commission announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to September 30, 2010, Banco de México auctioned an aggregate of U.S. $4.8 billion in options through this mechanism, and, as of September 30, 2010, Banco de México had purchased an aggregate of U.S. $3.4 billion from holders upon the exercise of these options.

Direct Foreign Investment in Mexico

According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.2 billion during the first six months of 2010, and was composed of direct foreign investment of U.S. $12.2 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $16.0 billion.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate closed at Ps. 13.0659 = U.S. $1.00 on December 31, 2009. During 2009, the monthly average peso/dollar exchange rate was Ps. 13.5076 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on October 1, 2010 (which took effect on the second business day thereafter) was Ps. 12.551= U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures for the year ended December 31, 2009, the public sector registered a deficit of Ps. 274.5 billion, equivalent to approximately 2.3% of GDP, which exceeded the approved budgetary deficit by Ps. 47.0 billion, due to (i) an increase of Ps. 23.6 billion in physical investments by PEMEX, as a result of the depreciation of the exchange rate and (ii) an additional public deficit, excluding physical investments by PEMEX, of Ps. 23.4 billion, corresponding to 0.2% of GDP.

According to preliminary figures, during 2009, the public sector primary balance, defined as total public sector revenues less expenditures other than interest payments on public debt registered a deficit of

Ps. 10.6 billion, as compared to a surplus of Ps. 216.5 billion recorded in 2008. This was mainly due to the elimination of the Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or PIDIREGAS) program, as a result of which investment expenditures by budgetary entities are now recognized when incurred.

According to preliminary figures, during the first six months of 2010, the public sector balance recorded a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion in the same period of 2009. Excluding physical investments by PEMEX, there was a public surplus of Ps. 13.8 billion, an increase of Ps. 2.8 billion as compared to the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary revenues decreased by 6.5% in real terms as compared to 2008, as a result of a 21.4% decrease in oil revenues, which was caused by lower volume and price of crude oil exports, as well as a 13.6% decrease in non-oil tax revenues due to the general slowdown of the Mexican economy, as discussed under “The Economy—Gross Domestic Product” above. The decreased oil revenues were only partially offset by an increase in non-oil revenues by 2.2% in real terms. Non-tax revenues, excluding those from PEMEX, increased from approximately 5.2% of total public sector budgetary revenues during 2008 to approximately 13.6% at the end of 2009. Oil prices decreased by 31.9% in 2009, from an average price of U.S. $84.35 per barrel in 2008 to U.S. $57.44 per barrel in 2009, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 12.7% in 2008 to approximately 13.5% in 2009.

According to preliminary figures, during the first six months of 2010, public sector budgetary revenues increased by 0.9% in real terms as compared to the same period of 2009, due to a 9.5% increase in oil revenues and a 12.1% increase in non-oil tax revenues, both in real terms. Non-tax revenues, excluding those from PEMEX, as a percentage of total public sector budgetary revenues, decreased to approximately 4.1% during the first six months of 2010 from approximately 11.7% during the same period of 2009.

According to preliminary figures, during 2009, public sector budgetary expenditures increased by 2.2% in real terms as compared to public sector budgetary expenditures during 2008, mainly due to the increased expenditures by PEMEX described above and the Government’s economic stimulus program. During 2009, public sector financing costs increased by 10.0% in real terms as compared to 2008.

According to preliminary figures, during the first six months of 2010, public sector budgetary expenditures increased by 1.0% in real terms from the amount for the corresponding period of 2009. In the first six months of 2010, public sector financing costs decreased by 8.1% in real terms, as compared to the same period of 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during the first six months of 2010.

At June 30, 2010, the balance of the Oil Revenues Stabilization Fund totaled Ps. 26.6 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the balance of the Fund for the Stabilization of Investment in the Infrastructure of Petróleos Mexicanos totaled Ps. 11.1 billion and the balance of the Fund to Support Pension Restructuring totaled Ps. 59.3 billion.

The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2009 and for the first six months of 2010, as well as the projected revenues set forth in the 2010 Budget.

Public Sector Budgetary Revenues

	2005		2006		2007		2008(1)		2009(1)		First six months of 2010(1)		2010 Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	Ps.	1,708.7	Ps.	1,856.7	Ps.	1,952.0	Ps.	2,106.4	Ps.	1,989.4	Ps.	959.3	Ps.	1,862.2
Federal government		1,239.1		1,278.6		1,343.8		1,509.3		1,412.6		704.6		1,327.9
Taxes		711.0		730.1		787.4		732.3		797.6		442.5		872.7
Income tax		337.3		367.5		414.0		413.1		377.2		221.8		426.7
Value-added tax		279.3		312.2		321.2		336.7		288.0		169.9		323.3
Excise taxes		43.5		(4.3)		(5.3)		(123.9)		35.7		(3.7)		33.3
Import duties		23.5		26.0		25.3		26.3		21.3		7.9		18.6
Export duties		—		—		—		—		—		—		—
Luxury goods and services		—		—		—		—		—		—		—
Other		27.3		28.6		32.3		80.1		75.4		46.6		70.8
Non-tax revenue		528.1		548.5		556.4		777.0		615.0		262.1		455.3
Fees and tolls		429.0		490.5		450.8		688.1		365.7		234.2		384.3
Rents, interest and proceeds of assets sales		6.4		5.7		5.3		5.1		4.7		1.4		4.0
Fines and surcharges		92.6		52.2		100.3		83.9		244.6		26.5		66.9
Other		—		—		—		—		—		—		—
Public enterprises and agencies		469.6		578.1		608.2		597.1		576.7		254.7		534.3
PEMEX		162.7		260.5		294.4		266.9		269.7		108.1		239.6
Others		306.8		317.5		313.9		330.2		307.0		146.7		294.7

Note: Totals may differ due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010, estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2009, and the projected expenditures set forth in the 2010 budget.

Public Sector Budgetary Expenditures

	2005		2006		2007		2008		2009(1)		First six months of 2010(1)		2010 Budget(2)
	(in billions of constant pesos(3))
Budgetary expenditures	Ps.	1,717.6	Ps.	1,849.8	Ps.	1,949.4	Ps.	2,115.0	Ps.	2,181.3	Ps.	1,035.8	Ps.	2,097.5
Current expenditures		1,478.2		1,588.5		1,631.4		1,723.3		1,752.9		868.8		1,725.6
Salaries		256.7		269.4		307.4		310.9		326.9		152.5		333.8
Federal Government		76.0		84.3		112.9		120.0		555.0		61.5		151.3
Public agencies		180.7		185.1		194.5		190.9		195.6		91.0		182.5
Interest		184.4		205.1		187.6		167.2		185.6		90.2		197.0
Federal Government		151.3		157.8		148.2		147.3		163.3		76.2		164.2
Public agencies		33.1		47.3		39.5		19.9		22.3		13.9		32.8
Current transfers, net		448.2		457.3		444.7		484.1		504.5		256.6		473.7
Total		585.2		602.3		614.4		660.5		693.0		355.5		627.6
To public sector		137.0		145.0		169.7		176.4		188.5		98.9		153.9
States’ revenue sharing		244.6		270.1		261.3		311.8		265.3		155.5		294.0
Acquisitions		121.3		130.5		130.8		162.2		134.6		54.2		118.1
Federal Government		6.4		7.3		10.0		12.7		12.7		4.8		20.3
Public agencies		114.9		123.2		120.8		149.5		121.9		49.5		97.8
Other current expenditures		223.0		256.1		299.6		287.3		336.0		159.8		309.0
Federal Government		41.7		63.4		93.0		72.2		95.8		50.6		113.3
Public agencies		181.3		192.7		206.6		215.1		240.2		109.3		195.6
Capital expenditures		239.4		261.2		318.0		391.7		428.4		167.0		389.2
Federal Government		161.6		188.3		251.9		283.4		218.4		79.3		190.2
Public agencies		77.8		72.9		66.1		108.2		210.0		87.7		199.0
Payments due in previous years		—		—		—		—		—		—		(17.3)

Note: Totals may differ due to rounding.

(1)	Preliminary.
(2)	Budgetary estimates as of December 2009. Budgetary estimates were converted into constant pesos using the GDP deflator for 2010 estimated as of December 2009.
(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

2010 Budget and Fiscal Package

On September 8, 2009, the Federal Executive Office submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2010 and the Federal Expenditure Decree for 2010.

On November 5, 2009, the Federal Annual Revenue Law for 2010 was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on January 1, 2010. On November 17, 2009, the Federal Expenditure Decree for 2010 (together with the Federal Annual Revenue Law for 2010, the “2010 Budget”) was published in the Official Gazette of the Federation and became effective on January 1, 2010.

The 2010 Budget, as approved by the Mexican Congress, contemplates an overall public sector budget deficit (excluding PEMEX’s physical investments) of Ps. 90 billion (0.7% of GDP). The total deficit approved (including PEMEX’s physical investments) is equivalent to 2.8% of GDP.

The 2010 Revenue Law approved by Congress anticipates public sector budgetary revenues totaling Ps. 2,797 billion and public expenditures totaling Ps. 2,887 billion. The measures approved by Congress are expected to result in an estimated increase of non-oil revenues in the amount of Ps. 136.4 billion, or 1.1% of GDP.

The 2010 Budget permits the Mexican Government to increase education expenditures by 2.5%, social security expenditures by 18.4%, social assistance expenditures by 17.0%, transportation and communications expenditures by 3.7% and sustainable development expenditures by 14.9%, each as compared with the 2009 budget.

The preliminary results for 2008, 2009 and the first six months of 2010, as well as the budget assumptions and targets for the 2009 and 2010 budgets, are presented below.

2008, 2009 and First Six Months of 2010 Results;

2009 and 2010 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2009 Budget(3)	2010 Budget(6)		First Six Months of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.5)%	1.8%	3.9	%(7)	5.9%
Increase in the national consumer price index (%)	6.5%	3.6%	3.8%	3.3%		1.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.38	$57.44	$70.00 (4)	$59.00	(4)	$70.67
Current account deficit as % of GDP	1.5%	0.7%	n.a.	n.a.		0.1%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	11.7	13.8		12.7
Average rate on 28-day Cetes (%)	7.9%	5.5%	8.0%	4.5%		4.6%
Public sector balance as % of GDP(5)	(0.1)%	(2.3)%	(1.8)%	(0.7)%		(1.6)%
Primary balance as % of GDP(5)	1.8%	(0.1)%	0.5%	(0.5)%		0.5%

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	2009 budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 published in November 2008 and in the Programa Económico 2009 (Economic Program 2009) published in November 2008, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2009.
(4)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2009 and 2010 budgets from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for each year. The annual average price guaranteed by these hedges was U.S. $70.00 in the fiscal year 2009 and U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in each budget were observed. The total amount hedged in 2009 was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion in 2009 and U.S. $1.2 billion in 2010.
(5)	Excluding physical investments by PEMEX.
(6)	2010 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009.
(7)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.
Source:	Ministry of Finance and Public Credit.

According to preliminary figures, during the first six months of 2010, the public sector overall balance registered a deficit of Ps. 101.7 billion, as compared to a deficit of Ps. 94.6 billion during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 13.8 billion, Ps. 2.1 billion lower than the Ps. 15.9 billion surplus registered for the same period of 2009. The primary balance registered a surplus of Ps. 29.5 billion for the first six months of 2010, as compared with the surplus of Ps. 44.2 billion registered for the same period of 2009.

TAXATION

The notes will be issued with a de minimis amount of original issue discount and will not constitute Original Issue Discount Notes (as defined under “Taxation—United States Federal Taxation—Original Issue Discount” in the accompanying prospectus supplement dated September 2, 2010). If you invest in the notes, you will not be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues. See “Taxation—United States Federal Taxation” in the accompanying prospectus supplement for a summary of certain U.S. federal income tax considerations that may be relevant to U.S. holders of the notes.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of notes listed opposite their names below. The terms agreement, dated as of October —, 2010, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes
Deutsche Bank Securities Inc.	U.S.$	—
Goldman, Sachs & Co.		—
Total	U.S.$	—

Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.

The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, an affiliate of —) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

The managers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business. In the ordinary course of their various business activities, the managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The managers and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The notes are being offered for sale in jurisdictions in North America, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

European Economic Area

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.

United Kingdom

Each manager has represented and agreed that:

1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Financial Services Act”) unless an exception applies. Therefore, each manager has acknowledged and agreed that the notes may only be offered, transferred or delivered within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 2 paragraph (e) of the Prospectus Directive as implemented by Article 34-ter of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Financial Services Act and Article 34-ter of the Issuers Regulation.

Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Financial Services Act, the Issuers Regulation, CONSOB Regulation No. 16190 of October 29, 2007 and Legislative Decree No. 385 of September 1st, 1993 (the “Banking Law”), all as amended; (ii) in compliance with Article 129 of the Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Financial Services Act and Article 34-ter, of the Issuers Regulation is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Financial Services Act affects the transferability of the notes in Italy to the extent that any placement of notes is made solely with qualified investors and such notes are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of notes may have their purchase declared void and claim damages from any intermediary which sold them the notes.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV and may not be offered or sold publicly in Mexico. The notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $—, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $—.

The managers have agreed to pay for certain expenses in connection with the offering of the notes.

Mexico has agreed to indemnify the several managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that Mexico prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to Mexico and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this pricing supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against Mexico in the event that this pricing supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against Mexico. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, Mexico will have no liability. In the case of an action for damages, Mexico will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

FISCAL AGENT AND PRINCIPAL PAYING AGENT

Citibank, N.A.

Global Agency & Trust Services

111 Wall Street, 5th Floor

New York, New York 10043

PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.